Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-3 No. 333-122784) pertaining to the offering of up to $400 million of common stock, preferred stock and debt securities by CACI International Inc, and in the Registration Statements (Forms S-8 Nos. 333-122843, 333-104118, & 333-91676) pertaining to the 1996 Stock Incentive Plan, as amended, the 2002 Employee, Management, and Director Stock Purchase Plans, and the CACI $MART Plan, respectively, of CACI International Inc, of our report dated September 9, 2005 (except for Note 5 for which the date is May 31, 2006), with respect to the consolidated financial statements and schedule of CACI International Inc, included in this Current Report (Form 8-K).

/s/ Ernst & Young LLP

McLean, Virginia

May 31, 2006